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                          August 1, 2023

       Neal Dongre
       Vice President, General Counsel and Corporate Secretary
       MSC INDUSTRIAL DIRECT CO INC
       515 Broadhollow Road, Suite 1000
       Melville, New York 11747

                                                        Re: MSC INDUSTRIAL
DIRECT CO INC
                                                            Registration
Statement on Form S-4
                                                            Filed July 25, 2023
                                                            File No. 333-273418

       Dear Neal Dongre:

              This is to advise you that we have not reviewed and will not review your registration statement.

               Please refer to Rules 460 and 461 regarding requests for acceleration. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                                                        Please contact Taylor
Beech at 202-551-4515 with any questions.




                          Sincerely,


                          Division of Corporation Finance

                          Office of Trade & Services
       cc:                                              D. Ryan Hart, Esq.